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June 23, 2011

Via Edgar

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Threshold Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed June 10, 2011

File No. 333-174844

Dear Mr. Riedler:

On behalf of Threshold Pharmaceuticals, Inc. (the “Company”), this letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated June 20, 2011 in connection with the Company’s Registration Statement on Form S-3 filed on June 10, 2011 (the “Registration Statement”). The response below is preceded by the Staff’s comment.

“We note that you do not appear eligible to conduct a primary offering under General Instruction I.B.1. to Form S-3. Please advise us as to your eligibility to conduct a primary offering on Form S-3 under General Instruction I.B.6. in light of the securities offered in the previous 12 months pursuant to your prospectus dated October 15, 2010 (File No. 333-169689). Your analysis should include the calculation of your current non-affiliate public float, calculated in accordance with Instruction 1 to General Instruction I.B.6., and the value of all take-down offerings made pursuant to the October 15, 2010 prospectus.”

Response:

The Company respectively advises the Staff that, as of June 10, 2011, the Company met the requirements to conduct a primary offering under General Instruction I.B.1. to Form S-3 because the aggregate market value of the outstanding voting and non-voting common equity of the Company held by its non-affiliates was greater than $75 million. As of June 10, 2011, the aggregate market value of the Company’s outstanding common stock held by non-affiliates was approximately $86,292,223, based on 48,805,008 shares of common stock outstanding as of such date, of which approximately 40,703,879 shares were held by non-affiliates, and based on a price of $2.12 per share, which was the average of the bid and asked prices of the common stock on May 3, 2011, a date within 60 days prior to the date of filing the Registration Statement, on The NASDAQ Capital Market.

As a result, the Company intends to seek effectiveness of the Registration Statement in reliance on eligibility under General Instruction I.B.1. of Form S-3 and believes that it will be eligible to conduct primary offerings without regard to the limitations of Instruction I.B.6. until the Company is required to recompute its public float at the time that an amendment to the Registration Statement is filed for purposes of updating the Registration Statement in accordance with Section 10(a)(3) of the Securities Act, which the Company expects to occur at the time

Mr. Jeffrey Riedler

Assistant Director

Division of Corporate Finance

June 23, 2011

that its annual report on Form 10-K for the year ending December 31, 2011 is filed. The Company acknowledges the Staff’s comment and will ensure compliance with the requirements of General Instruction I.B.6. of Form S-3 in the event the Company becomes ineligible to rely on General Instruction I.B.1. of Form S-3 in the future.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (650) 813-5640, if you have any questions regarding the response to the Staff comment letter.

Sincerely,

/s/ Stephen B. Thau
Stephen B. Thau

cc:	Harold E. Selick, Ph.D.

Chief Executive Officer

Threshold Pharmaceuticals, Inc.

Mr. Joel A. Fernandes

Vice President, Finance and Controller

Threshold Pharmaceuticals, Inc.